Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2026 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 25, 2026

Guangzhou, China, August 25, 2026 — Vipshop Holdings Limited (NYSE: VIPS), a leading off-price retailer in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended June 30, 2026.

Second Quarter 2026 Highlights

•	Total net revenues for the second quarter of 2026 were RMB24.7 billion (US$3.6 billion), compared with RMB25.8 billion in the prior year period.

•	GMV[1] for the second quarter of 2026 was RMB50.6 billion, compared with RMB51.4 billion in the prior year period.

•	Gross profit for the second quarter of 2026 was RMB5.8 billion (US$848.1 million), compared with RMB6.1 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the second quarter of 2026 increased by 189.1% year over year to RMB4.3 billion (US$634.7 million) from RMB1.5 billion in the prior year period, primarily due to a one-off investment gain of RMB5.79 billion from the listing of a commercial REIT.

•	Non-GAAP net income attributable to Vipshop’s shareholders[2] for the second quarter of 2026 was RMB392.2 million (US$57.8 million), compared with RMB2.1 billion in the prior year period, primarily due to a one-time withholding tax adjustment relating to certain historical dividend distributions.

•	The number of active customers[3] for the second quarter of 2026 was 42.3 million, compared with 43.5 million in the prior year period.

•	Total orders[4] for the second quarter of 2026 were 182.4 million, compared with 193.0 million in the prior year period.

1 “Gross merchandise value (GMV)” is defined as the total value of all products and services sold through the Company’s online channels, Shan Shan Outlets (including Vipshop Outlet REIT and Vipshop Commercial REIT operated and managed by Shan Shan Outlets), and other Vipshop offline stores during the given period, including the Company’s Vipshop App mobile application, vip.com website, Vipshop WeChat Mini-Program, online stores that are operated at third-party platforms, Shan Shan Outlets and its corresponding Vipshop Outlet REIT, as well as Vipshop offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. Out of prudence, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

2 Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

3 “Active customers” is defined as registered members who have purchased from the Company’s Vipshop mobile app, vip.com website and Vipshop WeChat Mini-Program at least once during the relevant period.

4 “Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online channels, including the Company’s Vipshop App mobile application, vip.com website, Vipshop WeChat Mini-Program, online stores that are operated at third-party platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We navigated a challenging consumer environment in the second quarter by staying disciplined to our core value proposition — offering a curated selection of high-value branded products to our most loyal customers. The solid performance of our active SVIPs validated the enduring strength of our business model. Leveraging our proven foundation, we are actively strengthening our competitive moat by sharpening merchandising, elevating customer experience, and scaling AI across our operations. These focused initiatives position us firmly for sustainable, long-term growth.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “In the second quarter, our top-line performance stayed within our guided range, reflecting disciplined execution amid subdued consumer demand. We maintained a steadfast focus on margin health, which helped preserve operating profitability. During the first half, we returned approximately US$400 million to shareholders through dividends and share repurchases, and we remain on track to meet our full-year shareholder return target. Supported by solid operating fundamentals and strong cash generation to reinvest strategically, we are confident in our path toward profitable, long-term growth.”

Second Quarter 2026 Financial Results

REVENUES

Total net revenues for the second quarter of 2026 were RMB24.7 billion (US$3.6 billion), compared with RMB25.8 billion in the prior year period.

GROSS PROFIT

Gross profit for the second quarter of 2026 was RMB5.8 billion (US$848.1 million), compared with RMB6.1 billion in the prior year period. Gross margin for the second quarter of 2026 was 23.3%, compared with 23.5% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2026 decreased by 2.4% year over year to RMB4.5 billion (US$656.5 million) from RMB4.6 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2026 were 18.0%, compared with 17.7% in the prior year period.

•	Fulfillment expenses for the second quarter of 2026 were RMB2.14 billion (US$315.1 million), compared with RMB2.11 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2026 were 8.7%, compared with 8.2% in the prior year period.

•	Marketing expenses for the second quarter of 2026 were RMB760.3 million (US$112.1 million), compared with RMB715.9 million in the prior year period. As a percentage of total net revenues, marketing expenses for the second quarter of 2026 were 3.1%, compared with 2.8% in the prior year period.

•	Technology and content expenses for the second quarter of 2026 were RMB486.2 million (US$71.7 million), compared with RMB442.0 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the second quarter of 2026 were 2.0%, compared with 1.7% in the prior year period.

•	General and administrative expenses for the second quarter of 2026 decreased by 17.5% year over year to RMB1.1 billion (US$157.7 million), compared with RMB1.3 billion in the prior year period, primarily due to higher share-based compensation expenses for Shan Shan Outlets recorded in the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2026 decreased to 4.3% from 5.0% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the second quarter of 2026 was RMB1.5 billion (US$224.0 million), compared with RMB1.7 billion in the prior year period. Operating margin for the second quarter of 2026 was 6.2%, compared with 6.6% in the prior year period.

Non-GAAP income from operations5 for the second quarter of 2026, which excluded share-based compensation expenses, was RMB2.0 billion (US$295.7 million), compared with RMB2.4 billion in the prior year period. Non-GAAP operating margin6 for the second quarter of 2026 was 8.1%, compared with 9.3% in the prior year period.

INCOME TAX EXPENSES

Income Tax Expenses for the second quarter of 2026 were RMB3.3 billion (US$491.8 million), compared with RMB407.2 million in the prior year period. The increase was primarily driven by (i) an income tax expense of RMB1.63 billion relating to the one-off investment gain recognized by Shan Shan Commercial Group Co., Ltd., the original holder of the underlying assets, upon the issuance of a commercial REIT, and (ii) an accrued withholding tax expense of RMB1.56 billion reflecting the withholding tax treatments of historical dividend distributions from mainland China to Hong Kong regarding applicable policies on tax treaty benefits.

NET INCOME

Net income attributable to Vipshop’s shareholders for the second quarter of 2026 increased by 189.1% year over year to RMB4.3 billion (US$634.7 million) from RMB1.5 billion in the prior year period, primarily due to a one-off investment gain of RMB5.79 billion from the listing of a commercial REIT. Net margin attributable to Vipshop’s shareholders for the second quarter of 2026 increased to 17.4% from 5.8% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the second quarter of 2026 increased to RMB8.82 (US$1.30) from RMB2.91 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the second quarter of 2026, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, was RMB392.2 million (US$57.8 million), compared with RMB2.1 billion in the prior year period, primarily due to a one-time withholding tax adjustment relating to certain historical dividend distributions. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the second quarter of 2026 was 1.6%, compared with 8.0% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the second quarter of 2026 was RMB0.80 (US$0.12), compared with RMB4.06 in the prior year period.

5 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.

6 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

7 “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

8 Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non- GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

9 Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended June 30, 2026, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 488,098,800.

BALANCE SHEET AND CASH FLOW

As of June 30, 2026, the Company had cash and cash equivalents and restricted cash of RMB29.9 billion (US$4.4 billion) and short term investments of RMB3.6 billion (US$533.3 million).

For the quarter ended June 30, 2026, net cash used in operating activities was RMB374.7 million (US$55.2 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended
	June 30, 2025 RMB’000	June 30, 2026 RMB’000	June 30, 2026 US$’000
Net cash generated from (used in) operating activities	1,301,049	(374,692)	(55,223)
Reconciling items:
Net impact from internet financing activities[11]	56,614	(130,015)	(19,162)
Capital expenditures	(555,862)	(244,000)	(35,961)
Free cash inflow (outflow)	801,801	(748,707)	(110,346)

For the trailing twelve months ended
	June 30, 2025 RMB’000	June 30, 2026 RMB’000	June 30, 2026 US$’000
Net cash generated from operating activities	9,673,390	8,766,247	1,291,985
Reconciling items:
Net impact from internet financing activities	73,437	(51,648)	(7,612)
Capital expenditures	(2,908,504)	(1,512,848)	(222,966)
Free cash inflow	6,838,323	7,201,751	1,061,407

10 Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

11 Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Share Repurchase Program

During the quarter ended June 30, 2026, the Company repurchased US$99.1 million of its ADSs under its current US$1.0 billion share repurchase program adopted in February 2025, as amended (the “Existing Program”), which is effective through February 2027. As of June 30, 2026, the Company had an unutilized amount of US$216.9 million under the Existing Program.

In addition, on August 20, 2026, the board of directors authorized a new share repurchase program under which the Company may repurchase up to US$1.0 billion of its American depositary shares or Class A ordinary shares for a 24-month period commencing from the full utilization of the Existing Program.

The Company will implement its share repurchases in accordance with applicable rules and requirements under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy. The Company’s board of directors will review the share repurchase programs periodically, and may authorize adjustment of their terms and size. The Company expects to fund the repurchases out of its existing cash balance.

Recent Development

In June 2026, the Company listed a closed-end commercial real estate securities investment fund in relation to two outlets operated by Shan Shan Outlets (the “Vipshop Commercial REIT”) on the Shanghai Stock Exchange (fund code: 508603.SH). The Company subscribed for 49% of the units issued by the Vipshop Commercial REIT and deconsolidated the underlying entities holding the two outlets under U.S. GAAP. Upon the completion of the Vipshop Commercial REIT, the Company raised gross proceeds of approximately RMB7.70 billion. During the second quarter of 2026, the Company recognized an investment gain of RMB5.79 billion, with an associated income tax expense of RMB1.63 billion.

Business Outlook

For the third quarter of 2026, the Company expects its total net revenues to be between RMB20.3 billion and RMB21.4 billion, representing a year-over-year decrease of approximately 5% to 0%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the effective noon buying rate on June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2026 or at any other rate.

Conference Call Information

The Company will hold a conference call on Tuesday, August 25, 2026 at 7:30 am U.S. Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link:

https://register-conf.media-server.com/register/BI9c75c14882da41dfae0c983d6e126453

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/qifrf6to. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading off-price retailer in China. Vipshop offers high-quality and popular branded products to consumers throughout China at deep discounts through diverse online and offline channels. Since its founding in 2008, the Company has built a large and loyal customer base and extensive brand partnerships. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the off-price retailer market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that cash flows for the period presented and the detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”) have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited
Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30,2025	June 30,2026	June 30,2026	June 30,2025	June 30,2026	June 30,2026
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Product revenues	23,797,383	22,660,148	3,339,693	48,090,503	46,991,741	6,925,726
Other revenues (1)	2,008,977	2,047,001	301,691	3,984,399	4,289,916	632,255
Total net revenues	25,806,360	24,707,149	3,641,384	52,074,902	51,281,657	7,557,981
Cost of revenues	(19,751,363)	(18,952,457)	(2,793,247)	(39,937,696)	(39,031,816)	(5,752,578)
Gross profit	6,054,997	5,754,692	848,137	12,137,206	12,249,841	1,805,403
Operating expenses
Fulfillment expenses (2)	(2,109,239)	(2,138,027)	(315,106)	(3,999,193)	(4,184,948)	(616,785)
Marketing expenses	(715,900)	(760,337)	(112,060)	(1,448,048)	(1,479,648)	(218,073)
Technology and content expenses	(442,039)	(486,175)	(71,653)	(891,109)	(934,386)	(137,711)
General and administrative expenses	(1,296,338)	(1,069,893)	(157,683)	(2,247,136)	(2,020,349)	(297,763)
Total operating expenses	(4,563,516)	(4,454,432)	(656,502)	(8,585,486)	(8,619,331)	(1,270,332)
Other operating income	206,423	219,397	32,335	422,979	386,916	57,024
Income from operations	1,697,904	1,519,657	223,970	3,974,699	4,017,426	592,095
Investment gain (loss) and revaluation of investments	37,106	5,801,875	855,091	(353)	5,853,058	862,634
Impairment loss of investments	-	(23,738)	(3,499)	-	(23,738)	(3,499)
Interest expense	(23,482)	(242,774)	(35,780)	(33,721)	(272,685)	(40,189)
Interest income	195,951	180,179	26,555	418,901	360,202	53,087
Exchange loss	(18,849)	(13,172)	(1,941)	(31,784)	(31,984)	(4,714)
Income before income tax expense and share of income of equity method investees	1,888,630	7,222,027	1,064,396	4,327,742	9,902,279	1,459,414
Income tax expenses	(407,189)	(3,337,244)	(491,849)	(914,856)	(3,856,535)	(568,383)
Share of income of equity method investees	36,357	455,250	67,096	85,222	557,773	82,206
Net income	1,517,798	4,340,033	639,643	3,498,108	6,603,517	973,237
Net income attributable to non-controlling interests	(28,049)	(33,840)	(4,987)	(65,514)	(91,017)	(13,414)
Net income attributable to Vipshop's shareholders	1,489,749	4,306,193	634,656	3,432,594	6,512,500	959,823

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	101,229,148	96,241,715	96,241,715	101,951,703	96,134,860	96,134,860
—Diluted	102,353,164	97,619,760	97,619,760	103,374,279	98,133,799	98,133,799

Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop's shareholders——Basic	14.72	44.74	6.59	33.67	67.74	9.98
Net income attributable to Vipshop's shareholders——Diluted	14.55	44.11	6.50	33.21	66.36	9.78

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop's shareholders——Basic	2.94	8.95	1.32	6.73	13.55	2.00
Net income attributable to Vipshop's shareholders——Diluted	2.91	8.82	1.30	6.64	13.27	1.96

(1) Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.	(1) Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.
(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.5 billion and RMB 1.6 billion in the three month periods ended June 30,2025 and June 30,2026, respectively.	(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 2.8 billion and RMB 3.0 billion in the six month periods ended June 30,2025 and June 30,2026, respectively.
(3) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.	(3) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Six Months Ended
	June 30,2025	June 30,2026	June 30,2026	June 30,2025	June 30,2026	June 30,2026
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	15,844	15,115	2,228	36,021	30,201	4,451
Marketing expenses	18,177	13,611	2,006	25,219	25,717	3,790
Technology and content expenses	73,992	77,702	11,452	162,837	146,065	21,527
General and administrative expenses	589,838	380,086	56,018	824,376	505,177	74,454
Total	697,851	486,514	71,704	1,048,453	707,160	104,222

Vipshop Holdings Limited

 Unaudited Condensed Consolidated Balance Sheets

 (In thousands, except for share and per share data)

	December 31,2025	June 30,2026	June 30,2026
	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	22,990,435	29,246,429	4,310,390
Restricted cash	1,132,729	604,940	89,157
Short term investments	5,777,222	3,618,481	533,298
Accounts receivable, net	889,220	564,378	83,179
Amounts due from related parties,net	762,781	2,304,182	339,594
Other receivables and prepayments,net	2,860,301	3,126,697	460,818
Loan receivables,net	9,166	5,094	751
Inventories	5,153,413	4,327,466	637,790
Total current assets	39,575,267	43,797,667	6,454,977
Non-current assets
Property and equipment, net	18,311,533	16,396,786	2,416,587
Deposits for property and equipment	6,420	7,187	1,059
Land use rights, net	10,426,682	9,895,876	1,458,472
Intangible assets, net	324,067	322,176	47,483
Investment in equity method investees	3,136,784	7,616,184	1,122,487
Other investments	4,800,356	4,980,862	734,088
Held-to-maturity securities	-	806,443	118,855
Other long-term assets	351,085	245,460	36,176
Goodwill	755,213	651,522	96,022
Deferred tax assets, net	757,113	745,599	109,888
Operating lease right-of-use assets	398,798	391,481	57,697
Total non-current assets	39,268,051	42,059,576	6,198,814
TOTAL ASSETS	78,843,318	85,857,243	12,653,791

LIABILITIES AND EQUITY
Current liabilities
Short term loans	5,844,620	10,968,130	1,616,502
Accounts payable	12,536,639	10,350,342	1,525,452
Advance from customers	1,890,586	1,400,249	206,371
Accrued expenses and other current liabilities	9,941,146	10,777,673	1,588,432
Amounts due to related parties	101,782	116,306	17,141
Deferred income	520,853	534,916	78,837
Operating lease liabilities	47,458	46,005	6,780
Total current liabilities	30,883,084	34,193,621	5,039,515
Non-current liabilities
Deferred tax liability	707,322	625,720	92,220
Deferred income-non current	2,252,797	2,150,778	316,985
Operating lease liabilities	556,951	554,729	81,757
Total non-current liabilities	3,517,070	3,331,227	490,962
TOTAL LIABILITIES	34,400,154	37,524,848	5,530,477

EQUITY
Total shareholders' equity (US$0.0001 par value, 500 million shares authorized, 101.4 million shares issued, and 95.1 million shares outstanding as of June 30, 2026) (4)	41,004,749	44,987,634	6,630,357
Non-controlling interests	3,438,415	3,344,761	492,957
Total shareholders' equity	44,443,164	48,332,395	7,123,314
Total liabilities and shareholders’ equity	78,843,318	85,857,243	12,653,791

(4) The number of treasury stock as of June 30, 2026 was 6.3 million, all of which are Class A ordinary shares repurchased under the share repurchase program.

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Six Months Ended
	June 30,2025	June 30,2026	June 30,2026	June 30,2025	June 30,2026	June 30,2026
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Income from operations	1,697,904	1,519,657	223,970	3,974,699	4,017,426	592,095
Share-based compensation expenses	697,851	486,514	71,704	1,048,453	707,160	104,222
Non-GAAP income from operations	2,395,755	2,006,171	295,674	5,023,152	4,724,586	696,317

Net income attributable to Vipshop's shareholders	1,489,749	4,306,193	634,656	3,432,594	6,512,500	959,823
Share-based compensation expenses	697,851	486,514	71,704	1,048,453	707,160	104,222
Impairment loss of investments	-	23,738	3,499	-	23,738	3,499
Investment (gain) loss and revaluation of investments excluding dividends	(36,715)	(5,780,744)	(851,976)	744	(5,831,927)	(859,520)
Reconciling items on the share of equity method investments(5)	23,641	(75,267)	(11,093)	23,702	(113,629)	(16,747)
Tax effects on non-GAAP adjustments	(97,308)	1,431,779	211,018	(119,891)	1,399,993	206,333
Non-GAAP net income attributable to Vipshop's shareholders	2,077,218	392,213	57,808	4,385,602	2,697,835	397,610

(5) To exclude the GAAP to non-GAAP reconciling items relating to investment gain and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	101,229,148	96,241,715	96,241,715	101,951,703	96,134,860	96,134,860
—Diluted	102,353,164	97,619,760	97,619,760	103,374,279	98,133,799	98,133,799

Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop's shareholders——Basic	20.52	4.08	0.60	43.02	28.06	4.14
Non-GAAP net income attributable to Vipshop's shareholders——Diluted	20.29	4.02	0.59	42.42	27.49	4.05

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop's shareholders——Basic	4.10	0.82	0.12	8.60	5.61	0.83
Non-GAAP net income attributable to Vipshop's shareholders——Diluted	4.06	0.80	0.12	8.48	5.50	0.81